June 19, 2006
VIA FACSIMILE AND U.S. MAIL
Mr. Jay Webb
Review Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N. E.
Washington, DC 20549

Re:	LSI Logic Corporation Form 10-K for the year ended December 31, 2005 Form 10-Q for the quarterly period ended April 2, 2006 Form 8-K filed April 26, 2006 File No. 1-10317
Dear Mr. Webb:
We have included our responses to your questions below in the format as requested.
The Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jay Webb
June 19, 2006

Questions repeated and related responses:
Form 10-K for the year ended December 31, 2005
Note 1 — Significant Accounting Policies, page 52
Revenue Recognition, page 53
1.	We see that in certain sales arrangements you sell hardware and software together. Please tell us and revise future filings to describe the nature of these transactions and the manner in which you value and account for them. Please tell us how you apply EITF 00-21 and SOP 97-2 when you account for such transactions.
The Company enters into transactions to sell information storage systems hardware, software, services and arrangements that may include a combination thereof.
In arrangements where software is more than incidental to the arrangement as a whole, which includes a combination of our hardware, and our premium software products that are also sold separately, the Company follows the guidance in EITF 03-05 and accounts for the entire arrangement as a sale of software and software-related items because the software is essential to the functionality of the hardware as the software provides the majority of the value-added features and differentiated performance of the Company’s products.
Sales arrangements that include a combination of storage systems hardware, software and/or services are multiple element arrangements. Revenue from multiple element arrangements that include software that is more than incidental to the product being sold and includes a combination of storage systems hardware, premium software, services and post-contract customer support, is allocated to the separate elements based on relative fair values, which is determined based on the prices when the items are sold separately.
For storage systems and related hardware components, software and software-related items, revenue is recognized when the following revenue recognition criteria have been met: persuasive evidence of a sales arrangement exists; the price is fixed or determinable; title and risk of loss has transferred; and collection of the resulting receivables is reasonably assured or probable in the case of software and software-related items. For storage systems, related hardware components, software and software-related items, the above criteria are met at the same time, that is, there are no undelivered elements of the arrangement.
Service revenues consist of software maintenance, hardware maintenance and training. Training service revenues are recognized upon completion of the service based on the estimated fair value of the service. Revenues from software and hardware maintenance arrangements are recognized

Mr. Jay Webb
June 19, 2006

on a straight-line basis over the term of the related maintenance arrangement, ranging from 12 to 36 months. Service revenues recognized in 2005 were less than $5 million and are generally sold separately and are rarely bundled into an arrangement.
In future filings, we will include the above-noted disclosures.
Form 10-Q for the quarterly period ended April 2, 2006
Consolidated Condensed Statement of Cash Flows, page 5
2.	We see that you adopted SFAS 123R on January 1, 2006. Please tell how you have accounted for any excess tax benefits related to share-based payment arrangements in your statement of cash flows. Please refer to paragraph 2 and 68 of SFAS 123R.
The Company calculated the excess tax benefits in accordance with paragraphs 2 and 68 of SFAS 123R using the long-form method. The excess tax benefits for the three months ended April 2, 2006 were $5,000. The amount was not shown separately in the statement of cash flows because it is not considered to be material. In the event this amount becomes material, we will present it in the cash flows from financing activities.
Note 1 — Basis of Presentation, page 6
3.	We note that although your quarter ended April 2, 2006, you present your consolidated balance sheet and income statement as of and for the period ended March 31, 2006 for convenience. Please explain the adjustments you made in order to present the information as of March 31, 2006 and tell us why management believes such presentation is appropriate. Confirm the fiscal year ends presented in your Form 10-K are actual rather than convenience year end dates. We may have further comments after reviewing your response.
The Company did not make any adjustments to its financial statements for the first quarter ended April 2, 2006. The use of March 31 as a caption is intended to achieve a cleaner presentation of our financial statements: March 31, 2006 compared to March 31, 2005, rather than April 2, 2006 compared to April 3, 2005. The amounts shown are in fact the amounts for the actual quarters ended April 2, 2006 and April 3, 2005. The Company explains this treatment in the Basis of Presentation in Note 1. We would like to continue such presentation, but if the staff objects, we will use the actual quarter end dates in future filings.
The Company’s fiscal year end is always December 31.

Mr. Jay Webb
June 19, 2006

Form 8-K filed April 26, 2006
4.	We see that you present a non-GAAP statement of income. This format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP research and development expenses, non-GAAP selling, general and administrative expenses, non-GAAP income from operations, non-GAAP interest income and other, net, non-GAAP income before income taxes, non-GAAP provision for income taxes and non-GAAP net income excluding special items, and non-GAAP income per share. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of item 10 of regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.
•	To eliminate investor confusion, please remove the non-GAAP statement of income from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

•	Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.
The Company will replace the existing explanation in the Form 8-K relating to the usefulness of non-GAAP financial information to investors with the following language:
“Use of Non-GAAP Financial Information

“LSI Logic has referenced non-GAAP financial information in the news release.

“LSI Logic management believes that the presentation of a full non-GAAP income statement including non-GAAP net income and non-GAAP net income per share provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. Management believes that the use of these non-GAAP financial measures provides consistency and comparability with our past financial reports, and also

Mr. Jay Webb
June 19, 2006

facilitates comparisons with other companies in our industry, many of which use similar non-GAAP financial measures to supplement their GAAP information.

“Management has historically used a full non-GAAP income statement, non-GAAP net income and non-GAAP net income per share when evaluating operating performance because we believe that the inclusion or exclusion of the items described below provides an additional measure of our core operating results and facilitates comparisons of our core operating performance against prior periods and our business model objectives. We have chosen to provide this information to investors to enable them to perform additional analyses of past, present and future operating performance and as a supplemental means to evaluate our ongoing core operations. Externally, we believe that a full non-GAAP income statement, non-GAAP net income and non-GAAP net income per share continues to be useful to investors in their assessment of our operating performance and the valuation of our Company.

“Internally, a full non-GAAP income statement with each non-GAAP measure, including non-GAAP net income and non-GAAP net income per share are significant measures used by management for purposes of:
•	evaluating the core operating performance of the Company;

•	determination of bonus compensation for certain key employees;

•	establishing internal budgets;

•	calculating return on investment for development programs and growth initiatives;

•	comparing performance with internal forecasts and targeted business models;

•	strategic planning;

•	evaluating and valuing potential acquisition candidates and how their operations compare to the Company’s operations; and

•	benchmarking performance externally against our competitors.
“Restructuring of operations, amortization of acquisition-related intangibles, in-process research and development and stock-based compensation expense and other special items are examples of charges that are not directly related to the Company’s ongoing or core business results, stem from purchase business combinations or represent non-cash charges, such as stock-based compensation.

“For a complete reconciliation of special items excluded from our results of operations for the three-month periods ended April 2, 2006 and April 3, 2005, and the three-month period ended December 31, 2005, refer to the tables furnished in the news release attached thereto as Exhibit 99.1.

Mr. Jay Webb
June 19, 2006

“Non-GAAP results of operations excluding special items for the periods presented are provided for illustrative purposes only and should be read in conjunction with the comparable information presented in accordance with generally accepted accounting principles in the United States of America and the Company’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2005.”
While the Company believes that our existing reconciliation from non-GAAP to GAAP statements is in compliance with Instruction 2 to Item 2.02 of Form 8-K, we propose to make the presentation even more clear. See attached reconciliation (Exhibit 1).
You may contact me directly if you have any questions at (408) 433-8000.

Very truly yours,

/s/ ANDREW S. HUGHES

(FOR) BRYON LOOK
Executive Vice President & Chief Financial Officer